UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Reliv International, Inc.
(Name of Issuer)

Common Stock, $.001
(Title of Class of Securities)

75952 R 100
(CUSIP Number)

Check the follow box if a fee is being paid with this statement.  9 (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NAME OF REPORTING PERSON
1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert L. Montgomery

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a) [_]
(b) [_]

SEC USE ONLY
3

CITIZENSHIP OR PLACE OF ORGANIZATION
4
United States

SOLE VOTING POWER
5
	NUMBER OF	3,460,506

	SHARES	SHARED VOTING POWER
6	BENEFICIALLY

OWNED BY

	EACH	SOLE DISPOSITIVE POWER

7	REPORTING	3,460,506

PERSON
SHARED DISPOSITIVE POWER
8	WITH

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
3,460,506

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
27.95%

TYPE OF REPORTING PERSON*
12
IN

ITEM 1.

(a)           Name of Issuer
Reliv International, Inc.

(b)           Address of Issuer=s Principal Executive Offices
136 Chesterfield Industrial Boulevard
Chesterfield, Missouri 63005
ITEM 2

(a)           Name of Person Filing
Robert L. Montgomery

(b)           Address of principal Business Office or, if none, Residence
136 Chesterfield Industrial Boulevard
Chesterfield, Missouri 63005

(c)           Citizenship
United States

(d)           Title of Class of Securities
Common Stock, $.001

(e)           CUSIP Number
75952 R 100

ITEM 3

N/A

ITEM 4  OWNERSHIP

(a)           Amount Beneficially Owned
3,460,506

(b)           Percent of Class
     27.95%

(c)           Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote
3,460,506
(ii)           shared power to vote or to direct the vote
---------

(iii)           sole power to dispose or to direct the disposition of
3,460,506

(iv)           shared power to dispose or to direct the disposition of
-----

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OFANOTHER PERSON.

N/A

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10	CERTIFICATION.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.  The filing of this statement shall not be construed as an admission that the undersigned is for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

February 25, 2011 Date /s/Robert L. Montgomery Robert L. Montgomery